UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________
FORM 11-K
______________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from          to
Commission file number
001-07511

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

STATE STREET SALARY SAVINGS PROGRAM

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

STATE STREET CORPORATION
One Congress Street
Boston, Massachusetts 02114

Audited Financial Statements and Supplemental Schedule

State Street Salary Savings Program
Years Ended December 31, 2025 and 2024
With Report of Independent Registered Public Accounting Firm

State Street Salary Savings Program
Audited Financial Statements and Supplemental Schedule
Years Ended December 31, 2025 and 2024

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of State Street Salary Savings Program
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of State Street Salary Savings Program (the Plan) as of December 31, 2025 and 2024, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2025 and 2024, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2025, (referred to as the "supplemental schedule"), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since at least 1994, but we are unable to determine the specific year.

Boston, Massachusetts
June 23, 2026

State Street Salary Savings Program
Statements of Net Assets Available for Benefits

	December 31,
	2025	2024
Assets
Investments at fair value:
State Street Corporation ESOP Fund:
State Street Corporation Common Stock	$188,261,971	$159,540,469
State Street Short Term Investment Fund	1,347,661	1,199,117
State Street Common and Collective Trust Funds	6,233,096,150	5,463,403,820
Self-Managed Brokerage Accounts	652,527,264	570,917,520
Vanguard Prime Money Market Fund	324,580,876	291,735,572
Total investments at fair value	7,399,813,922	6,486,796,498

Notes receivable - participant loans	45,876,094	44,378,324
Interest / dividends receivable	1,049,976	1,126,821
Total assets at fair value	7,446,739,992	6,532,301,643

Liabilities
Administrative expenses payable	334,160	683,841
Net assets available for benefits	$7,446,405,832	$6,531,617,802

See accompanying notes to financial statements.

State Street Salary Savings Program
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2025	2024
Additions
Contributions:
Participants	$167,111,802	$163,121,552
Employer	99,237,624	98,806,837
Rollovers	29,022,844	28,248,837
Total contributions	295,372,270	290,177,226

Interest income on notes receivable from participants	3,420,848	2,994,127

Net appreciation in fair value of investments	1,100,827,462	922,435,947
Interest and dividend income	20,822,273	18,863,256
Net investment income	1,121,649,735	941,299,203
Total additions, including net investment income	1,420,442,853	1,234,470,556

Deductions
Benefits paid	503,313,243	427,940,208
Administrative expenses	2,341,580	2,694,935
Total deductions	505,654,823	430,635,143
Net increase	914,788,030	803,835,413

Net assets available for benefits at beginning of year	6,531,617,802	5,727,782,389
Net assets available for benefits at end of year	$7,446,405,832	$6,531,617,802

See accompanying notes to financial statements.

State Street Salary Savings Program
Notes to Financial Statements
December 31, 2025

1. Description of the Plan
The description of the State Street Salary Savings Program (the "Plan") is provided for general information purposes only. Employees should refer to the Summary Plan Description and Plan document for more complete information.
General
The Plan is a defined contribution plan. The Plan sponsor is State Street Corporation ("Plan Sponsor" or "State Street"). The Plan Sponsor has delegated responsibility for the general administration of the Plan to the U.S. Benefits Committee (the "Committee"). State Street Bank and Trust Company (Trustee) serves as the Trustee of the Plan. State Street Investment Management, a division of State Street Corporation, is the Investment Manager of the Common and Collective Trust Funds in the Plan. Vanguard is the Investment Manager for the Prime Money Market Mutual Fund. Fidelity Workplace Services LLC is the participant record keeper for the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
All employees of State Street and certain related companies (collectively, the "Company") are immediately eligible to participate in the Plan except for the following categories of employees:
•Non-resident aliens with no U.S.-source income
•Student interns and co-op employees
•Union employees
•Leased employees and independent contractors
•Employees of a non-participating affiliated company
•Employees of a participating employer who are not on the U.S. payroll

Contributions
Active participants may elect to make tax-deferred contributions and/or Roth after-tax contributions to the Plan equal to 1% to 50% of their compensation, subject to certain limitations. Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans. The Plan includes an auto-enrollment provision whereby all new eligible employees are automatically enrolled in the Plan, invested in the Qualified Default Investment Alternative ("QDIA"), unless they affirmatively elect to participate at a different rate or elect not to participate. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation. The Plan also includes an auto-escalation provision whereby participants' contributions automatically increase by 1% annually up to the maximum of 30%, or the participant opts out or chooses a different percentage. Participants who are or will have attained age 50 prior to the end of the calendar year are eligible to elect to make catch-up contributions.
State Street provides for matching contributions to the Plan in amounts equal to 100% of the first 6% of the employee’s contributions.

Employees must have one year of service to be eligible to receive matching contributions. They are immediately 100% vested in matching contributions once eligible.
All contributions to the Plan are paid to the Trustee. The Trustee holds contributions in trust exclusively for participants and their beneficiaries, invests the contributions as instructed by the participants, and makes benefit payments as they become due.

State Street Salary Savings Program
Notes to Financial Statements
December 31, 2025

Investment Options
Participant contributions and Company contributions are allocated to various investment fund options at the participant's direction. A wide range of investment choices, including various State Street Investment Management Common and Collective Trust Funds, a money market mutual fund, a company stock fund ("ESOP") and a Self-Managed Brokerage Account ("SMBA") are available to participants. Limitations and restrictions apply to direct contributions to the ESOP fund and the Plan limits the amount a participant can invest in the ESOP fund to 25% of the participant’s account balance.
In the event a participant does not make an investment election, funds are invested in the Target Retirement Date Fund (a common and collective investment fund) that corresponds to the participant’s assumed target retirement year based on the participant’s date of birth.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, employer matching contributions, and related earnings, and charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the value of the participant’s vested account balance, including earnings.
Vesting
Participant pre-tax deferral contributions and Roth after-tax contributions are always fully vested upon contribution. Employees are immediately vested in the matching contributions.
Forfeitures and Unclaimed Balances
Generally, participants' balances are fully vested upon contribution. However, in the event forfeitures occur from unvested account balances such as pursuant to the terms of a 401(k) plan merger in an acquisition, the unvested portion of a participant's account balance will be transferred to the Forfeiture account. At times, certain distributions are unclaimed, generally due to a check not being cashed or returned. After time has passed and attempts have been made to contact the participant, unclaimed balances are returned to the Plan and placed in the Plans' Money Market Account Fund. Forfeited amounts and unclaimed balances, so long as they remain unclaimed, will be applied first to pay Plan administrative expenses, then any remaining funds shall be used to reduce employer contributions to the Plan.

In-Service Withdrawals
The Plan provides that in-service withdrawals are available as follows:
•Age 59-1/2 (all sources)
•Disability withdrawals (all sources)
•Rollover withdrawals (rollover account)
•Post-tax withdrawals (Pre-1987 Thrift Incentive Plan (TIP) balances)
•Hardship withdrawals (TIP, Roth post-tax - excluding earnings, rollover and employee pre-tax - excluding earnings)
•Other Withdrawals and Distributions (Withdrawals for emergency expenses, qualified birth and adoption distribution, distributions for domestic abuse victims, withdrawals for federally declared disasters)

State Street Salary Savings Program
Notes to Financial Statements
December 31, 2025

Hardship withdrawals are available to satisfy an immediate and heavy financial need, provided the need cannot be satisfied with all other resources (as defined in the Plan).
Payment of Benefits
Upon retirement or other termination of employment, or anytime thereafter, a participant may receive a total or partial lump-sum distribution of their vested benefit directly or in the form of a rollover. To the extent the vested value of the participant's account balance is greater than $7,000, the participant may continue to defer the payment of their benefits and remain in the Plan. If the value of the participant's account balance reaches a level greater than $1,000 but not more than $7,000, a distribution in the form of an automatic rollover to an IRA will be made except to the extent the participant provides distribution instructions otherwise within 90 days of his or her termination date to the extent applicable. Account balances of $1,000 or less will be automatically distributed to the participant in cash (by check), with applicable taxes withheld, if any, if no other distribution instructions are received.
Installment payments are also available to participants who are retirement-eligible at the time of termination. In order to be retirement-eligible, a participant must be at least age 55 with a minimum of five years of eligible service upon termination of employment. Installment periods available include monthly, quarterly, semi-annually and annually.

Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of one-half of the participant’s vested balance, or $50,000, both reduced by the participant's highest outstanding loan balance during the preceding 12 months. Loans are secured by the balance in the participant’s account and bear interest at Prime Rate + 1% for loans with a duration of five years or less and Prime Rate + 2% for loans with a duration of 6-10 years. Repayment of principal plus interest is required within five years (ten years if the loan is for the purchase of a principal residence). Principal and interest are paid ratably through payroll deductions. In the event of termination of employment, participants with outstanding loans may elect to continue to repay their outstanding loan balance directly to the Trustee; such loan shall not become immediately due and payable until such time as there is an event of default.
Company Stock Fund (ESOP)
The Plan invests in common stock of the Company through its ESOP. The ESOP may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. The Company has implemented a dividend pass-through election for its participants.
The Plan limits the amount a participant can invest in the ESOP to 25% of their outstanding total account balance in order to encourage diversification of participants’ accounts. Participants may only transfer amounts to the ESOP, they may not elect to have payroll contributions invested in the ESOP. If a participant directs a transfer that would result in more than 25% of their total account balance into the ESOP, the excess percentage will be invested in the applicable lifecycle fund based on the participant’s age.
Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The Trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the Trustee otherwise or to the extent such action would violate ERISA. Participants have the same voting rights in the event of a tender or exchange offer.

State Street Salary Savings Program
Notes to Financial Statements
December 31, 2025

Plan Termination
Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, all participants will become fully vested.
Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or by State Street, according to the Plan’s provisions, and include such expenses as recordkeeping fees. Expenses relating to investment management fees are charged to the particular investment fund to which the expenses relate. All other administrative expenses not paid by the Plan are paid by State Street.
Plan Amendments and Other Investment Strategy Changes

During 2025, the following changes occurred relative to the Plan:
•Effective November 20, 2024, loans shall be secured by 50% of the Eligible Borrower's vested interest in their Accounts. Loans with a duration of five years or less shall bear interest as Prime Rate + 1%. Loans with a duration of 6-10 years shall bear interest as Prime Rate + 2%
•Effective January 1, 2025, Other Withdrawals and Distributions was added to the Plan
•Effective January 1, 2025, forfeiture balances will first be used to pay Plan expenses and any remaining balances will reduce employer contributions to the plan

During 2024, the following changes occurred relative to the Plan, as required by SECURE 2.0:
•Effective January 1, 2024, the required beginning distribution date for participants was raised to the age of 73
•Effective January 1, 2024, the minimum mandatory cash-out limit was raised from $5,000 to $7,000

2. Significant Accounting Policies
Basis of Accounting
The accounting records of the Plan are in conformity with generally accepted accounting principles in the United States (GAAP) and are maintained on the accrual basis.
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments sold as well as changes in fair value on investments held during the year.

State Street Salary Savings Program
Notes to Financial Statements
December 31, 2025

Payment of Benefits
Benefits are recorded when paid.
Notes Receivable - Participant Loans
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2025 or 2024. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Use of Estimates
The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The most significant estimate in the Plan’s financial statements is the estimate of fair value of the Plan’s investments, which is discussed in more detail in Note 3.
Contributions
Contributions from Plan participants and matching contributions from the Plan Sponsor are recorded in the year in which the employee contributions are withheld from compensation.

3. Fair Value Measurement
Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures define fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). ASC Topic 820 includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.
The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

State Street Salary Savings Program
Notes to Financial Statements
December 31, 2025

Level 1	Financial assets and liabilities with values based on unadjusted quoted prices for identical assets or liabilities in an active market. The securities categorized as Level 1 are primarily comprised of State Street company stock, the Vanguard Prime Money Market Fund and the majority of investments held within employee Self-Managed Brokerage Accounts.
Level 2	Financial assets and liabilities with values based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability. Level 2 inputs include the following:
–Quoted prices for similar assets or liabilities in active markets;
–Quoted prices for identical or similar assets or liabilities in non-active markets;
–Pricing models whose inputs are observable for substantially the full term of the asset or liability; and

–Pricing models whose inputs that are derived principally from, or corroborated by, observable market information through correlation or other means for substantially the full term of the asset or liability.

The fair value of the securities categorized in Level 2 is measured primarily using information obtained from third parties. This third-party information is subject to review by management as part of a validation process, which includes obtaining an understanding of the underlying assumptions and the level of market participant information used to support those assumptions. In addition, management compares significant assumptions used by third parties to available market information. Such information may include known trades or, to the extent that trading activity is limited, includes comparisons to market research information pertaining to credit expectations, execution prices and the timing of cash flows. The securities categorized as Level 2 are Common and Collective Trust Funds and certain investments within employee Self Managed Brokerage Accounts.
Level 3
Financial assets and liabilities with values based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs would reflect management’s judgment about the assumptions that a market participant would use in pricing the asset or liability, and would be based on the best available information, some of which could be internally developed. The Plan had no Level 3 securities at December 31, 2025 or 2024.

Following is a description of the valuation methodologies used by the Plan for assets measured at fair value:
Common and Collective Trust Funds: Valued at the net asset value per unit held by the Plan at year end as quoted by the individual funds. State Street Investment Management, as Investment Manager of the Common and Collective Trust Funds, determines the net asset value (total net assets divided by total net units outstanding) per unit of the respective funds.
Company Stock: Valued at the closing price reported in the active market in which the security is traded.
Money Market Fund: Valued at the net asset value of shares held by the Plan at year end as quoted in the active market.
Self-Managed Brokerage Accounts: Predominantly valued at closing prices, and the net asset values of shares, as quoted in active markets. A portion of these assets is traded less frequently and valued using assumptions.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies

State Street Salary Savings Program
Notes to Financial Statements
December 31, 2025

or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value as of December 31, 2025:

	Level 1	Level 2	Level 3	Total
Common and Collective Trust Funds*	$—	$6,234,443,811	$—	$6,234,443,811
Company Stock	188,261,971	—	—	188,261,971
Money Market Fund	324,580,876	—	—	324,580,876
Self-Managed Brokerage Accounts	444,288,756	208,238,508	—	652,527,264
Total assets in the fair value hierarchy	$957,131,603	$6,442,682,319	$—	$7,399,813,922

* Includes Short Term Investment Fund.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value as of December 31, 2024:

	Level 1	Level 2	Level 3	Total
Common and Collective Trust Funds*	$—	$5,464,602,937	$—	$5,464,602,937
Company Stock	159,540,469	—	—	159,540,469
Money Market Fund	291,735,572	—	—	291,735,572
Self-Managed Brokerage Accounts	388,778,738	182,138,782	—	570,917,520
Total assets in the fair value hierarchy	$840,054,779	$5,646,741,719	$—	$6,486,796,498
* Includes Short Term Investment Fund.
4. Transactions and Agreements with Parties-in-Interest
The Plan holds units of Common and Collective Trust Funds managed by State Street Investment Management, a wholly owned subsidiary of State Street Corporation. The Plan also invests in the common stock of State Street Corporation. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During 2025 and 2024, the Plan received $4,907,729 and $3,682,319, respectively, of common stock dividends from State Street Corporation. As of December 31, 2025 and 2024, the Plan had income receivable of $0 and $0, respectively, related to common stock dividends from State Street Corporation.
Administrative expenses associated with Plan administration, recordkeeping and investment management fees are paid by the Plan to certain related parties. These expenses are reported on the statements of changes in net assets available for benefits as administrative expenses.
5. Risks and Uncertainties
The Plan and its participants invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

State Street Salary Savings Program
Notes to Financial Statements
December 31, 2025

6. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated January 27, 2021 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and, therefore, the related trust is tax-exempt. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan, as amended, is being operated in compliance with the applicable requirements of the Code, and therefore, believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Supplemental Schedule

State Street Salary Savings Program
EIN No.: 04-2456637 Plan No.:002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2025

Identity of Issue	Description of Investment		Current Value
*State Street Common and Collective Trust Funds:
State Street World Developed ex US Index Securities Lending Series Fund	21,580,010	units of participation	$427,456,835
State Street Emerging Markets Index Securities Lending Series Fund	9,609,816	units of participation	158,292,889
State Street U.S. Bond Index Securities Lending Series Fund	7,782,340	units of participation	246,139,847
State Street Russell Small/Mid Cap Index Securities Lending Series Fund	6,500,061	units of participation	755,112,030
State Street S&P 500 Index Securities Lending Series Fund	1,282,237	units of participation	2,410,242,133
State Street World Government Bond Ex-U.S. Index Non-Lending Fund	1,850,767	units of participation	18,231,904
State Street Target Retirement 2025 Securities Lending Series Fund	4,137,537	units of participation	156,014,106
State Street Target Retirement 2030 Securities Lending Series Fund	7,288,456	units of participation	338,745,550
State Street Target Retirement 2035 Securities Lending Series Fund	9,903,640	units of participation	423,697,544
State Street Target Retirement 2040 Securities Lending Series Fund	7,515,285	units of participation	389,306,788
State Street Target Retirement 2045 Securities Lending Series Fund	7,363,700	units of participation	348,295,663
State Street Target Retirement 2050 Securities Lending Series Fund	6,879,884	units of participation	270,964,245
State Street Target Retirement 2055 Securities Lending Series Fund	3,313,702	units of participation	130,480,317
State Street Target Retirement 2060 Securities Lending Series Fund	2,080,553	units of participation	54,995,270
State Street Target Retirement 2065 Securities Lending Series Fund	915,954	units of participation	20,784,835
State Street Target Retirement 2070 Securities Lending Series Fund	96,594	units of participation	1,135,657
State Street Target Retirement Securities Lending Series Fund	2,902,209	units of participation	83,200,537
*State Street Corporation ESOP Fund:
State Street Corporation Common Stock	1,459,282	units of participation	188,261,971
State Street Short Term Investment Fund	1,347,661	units of participation	1,347,661
Self Managed Brokerage Accounts			652,527,264
Vanguard Prime Money Market Fund	324,581,201	units of participation	324,580,876
Total Investments			$7,399,813,922

*Notes Receivable - Participant Loans		4.25% to 9.75%	$45,876,094

* Indicates party-in-interest to the Plan.
Note: Cost information has not been included because all investments are participant-directed.

EXHIBIT INDEX

Exhibit No.	Exhibit Description
23	Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the State Street Corporation Plans Investment Committee of State Street Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STATE STREET SALARY SAVINGS PROGRAM

		By:	/s/ ELIZABETH M. SCHAEFER
Elizabeth M. Schaefer
Senior Vice President, Chief Accounting Officer and Interim Controller

Date:	June 23, 2026